EXHIBIT 11.1

Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, page 19, Consolidated Statements of Income for the year ended December 31, 2003, 2002 and 2001, included in this report as Exhibit 13.1.

(Calculation)

Net Income / Weighted average shares of common stock outstanding for the period = Earnings Per Share

	December 31,
	2003	2002	2001
Weighted Average Shares Outstanding	1,537,292	1,538,443	1,538,443
Net Income	$2,518,241	$2,673,817	$2,412,403
Per Share Amount	$1.64	$1.74	$1.57